March 10, 2017

VIA COURIER AND EDGAR

Re:	KKR Real Estate Finance Trust Inc.
Draft Registration Statement on Form S-11
Submitted January 12, 2017
CIK No. 0001631596

Sandra B. Hunter, Esq.
Office of Real Estate and Commodities

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of KKR Real Estate Finance Trust Inc. (“KREF”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Draft Registration Statement relating to the offering of shares of its common stock.  The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes, including the presentation of audited financial statements as of December 31, 2016 and 2015 and for the years then ended and related disclosure throughout Amendment No. 1.

In addition, we are providing the following responses to your comment letter, dated February 8, 2017, regarding the Draft Registration Statement.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1.  The responses and information described below are based upon information provided to us by KREF.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

KREF advises the Staff that it has not presented, and has not authorized anyone on its behalf to present, any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act.  To the extent that KREF, or anyone authorized on its behalf, presents any such written communications to potential investors prior to the completion of the offering, KREF will supplementally provide such written communications to the Staff.

2.                                      To the extent not already included, please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

KREF advises the Staff that its logo and the graphic materials for the inside front and back covers of the prospectus are still being prepared.  KREF will provide the Staff with copies of such materials for review prior to inclusion in any preliminary prospectus distributed to prospective investors.  KREF acknowledges that the Staff requires a reasonable amount of time to review these materials.

3.                                      We note that you are a real estate finance company that focuses primarily on originating and acquiring senior mortgage loans secured by commercial real estate assets and that your target assets also include mezzanine loans, preferred equity and other debt-oriented instruments with these characteristics. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

KREF currently conducts, and intends to continue to conduct, its operations so that it is not required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  KREF does not engage primarily, or hold itself out as being engaged primarily, in the business of investing, reinvesting or trading in securities, as described in Section 3(a)(1)(A) of the Investment Company Act.  In addition, KREF intends to conduct its operations so that it does not come within the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of its total assets (excluding cash and U.S. Government securities) on an unconsolidated basis will consist of “investment securities” (the “40% test”).  Excluded from the term “investment securities” (as that term is defined in the Investment Company Act) are securities issued by majority-owned subsidiaries that are themselves not investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

KREF holds its assets primarily through direct or indirect wholly owned or majority-owned subsidiaries, certain of which are excluded from the definition of investment company pursuant to Section 3(c)(5)(C) of the Investment Company Act as described below.  For KREF’s subsidiaries that maintain this exclusion or another exclusion or exception under the Investment Company Act (other than Section 3(c)(1) or Section 3(c)(7) thereof), KREF’s interests in these subsidiaries do not and will not constitute “investment securities.”

The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company that is a majority-owned subsidiary of such person.  The Investment Company Act defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company.  KREF treats entities in which it owns at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test.

KREF will classify its assets for purposes of certain of KREF’s subsidiaries’ 3(c)(5)(C) exclusion from the Investment Company Act based upon no-action positions taken by the Staff and interpretive guidance provided by the Commission and its Staff.  Based on such guidance, to qualify for the exclusion pursuant to 3(c)(5)(C), each such subsidiary generally is required to hold at least (i) 55% of its assets in “qualifying” real estate assets and (ii) 80% of its assets in “qualifying” real estate assets and real estate–related assets. “Qualifying” real estate assets for this purpose include mortgage loans, certain B-Notes and certain mezzanine loans that satisfy various conditions as set forth in Staff no-action letters and other guidance, and other assets that the Staff in various no-action letters has determined are the functional equivalent of mortgage loans for the purposes of the Investment Company Act.  In addition, KREF treats, B-Notes and mezzanine loans that do not satisfy the conditions set forth in the relevant Staff no-action letters and other guidance, and debt and equity securities of companies primarily engaged in real estate businesses, as real estate–related assets. The SEC has not published guidance with respect to the treatment of CMBS for purposes of the Section 3(c)(5)(C) exemption. Based on our analysis of published guidance with respect to other types of assets, we consider the controlling class of CMBS and classes contiguous to a controlling class holding to be qualifying real estate assets under certain conditions.

KREF intends to structure its assets so that the combined value of its investments in its wholly owned or majority-owned subsidiaries that do not rely on Section 3(c)(1) or 3(c)(7) for their Investment Company Act exemption will at all times exceed 60% of KREF’s total assets (excluding cash and U.S. Government securities) on an unconsolidated basis.  As a result, KREF expects that at all times the value of the “investment securities” held by it, including investments in subsidiaries relying on Section 3(c)(1) or 3(c)(7), will be less than 40% of the value of its total assets (excluding cash and U.S. Government securities) on an unconsolidated basis.  KREF, therefore, will be excluded from the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act.  KREF intends to monitor its holdings to ensure continuing and ongoing compliance with this test.

Simpson Thacher & Bartlett LLP intends to deliver a legal opinion to the underwriters of the offering at the closing of the offering confirming that KREF is not required to register as an investment company under the Investment Company Act.

4.                                      We note that you have elected to be taxed as a REIT and that you have not yet identified any specific assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Please provide us with your analysis of the applicability of Industry Guide 5 to your offering.  See Securities Act Release 33-6900.

KREF notes that Industry Guide 5 applies to registration statements for offerings of interests in real estate limited partnerships.  KREF also understands that the Commission has extended the application of Industry Guide 5 to a registration statement for an equity offering by a real estate investment trust that does not have prior operating results if the registration statement does not specify the use of at least 75% of the expected proceeds of the offering.

KREF does not believe the proposed offering is a “blind-pool” offering because KREF has prior operating results dating back to October 2, 2014.  In addition, as of December 31, 2016, KREF had an $840.8 million portfolio of investments.  KREF intends to use the net proceeds from the offering to acquire its target assets in a manner consistent with its investment strategy, building on its current portfolio.  The assets comprising KREF’s current portfolio are identified on page 92.  KREF believes this information gives potential investors the ability to evaluate KREF’s past operating results and current portfolio, obviating the need for the requirements of Item 8 of Industry Guide 5.

5.                                      We note the description of your share repurchase program. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. To the extent you have questions you may contact the Division of Trading and Markets at 202-551-5777.

KREF acknowledges the Staff’s comment and understands that it is responsible for analyzing the applicability of Regulation M to its share repurchase program.  To the extent KREF has any questions, it will contact the Division of Trading and Markets.

6.                                      Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. To the extent you have questions you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

KREF acknowledges the Staff’s comment and understands that it is responsible for analyzing the applicability of the tender offer rules to its share repurchase program.  To the extent KREF has any questions, it will contact the Division’s Office of Mergers and Acquisitions.

7.                                      We note your disclosure on page 183 that “We believe that we have operated in a manner qualifying us as a REIT since our election and intend to continue to so operate.” We also note your disclosure on page 186 that the Internal Revenue Code of 1986, as amended, defines a REIT as a corporation of which not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) after applying certain attribution rules. Finally, we note your disclosure on page 167 that KKR REFT Holdings L.P. beneficially own shares representing more than 50% of your outstanding common stock as of December 31, 2016. Given your ownership structure, please provide us with an analysis as to how you believe that you have operated in a manner as to qualify as a REIT since your election to be taxed as a REIT under the U.S. federal income tax laws beginning with your taxable year ended December 31, 2014 and how you intend to continue to so operate.

For an entity to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), not more than 50% in value of the REIT’s outstanding shares may be owned, directly or indirectly, by five or fewer individuals, after applying certain attribution rules (the “Closely Held Requirement”).  The Closely Held Requirement applies to ownership by individuals, rather than ownership by entities.  Under applicable attribution rules, REIT stock owned by a corporation, partnership, estate or trust is considered as being owned proportionately by its shareholders, partners or beneficiaries.  Thus, for purposes of determining whether KREF satisfies the Closely Held Requirement, KREF looks through owners of shares of its common stock that are partnerships, such as KKR REFT Holdings L.P., to their partners, and then through any of those partners that are themselves corporations, partnerships, estates or trusts.  This attribution continues until the shares are attributed to individuals.  The attribution is proportionate, which means that if a partnership owns 50% of KREF’s shares of common stock, and an individual owns 10% of that partnership, that individual would be attributed ownership of 5% of KREF’s shares of common stock.  KREF monitors the indirect ownership of KKR REFT Holdings L.P. and, where applicable, other stockholders, to confirm that KREF satisfies the Closely Held Requirement.  Accordingly, KREF believes that it has operated in a manner so as to qualify as a REIT since its election to be taxed as a REIT under the U.S. federal income tax laws beginning with its taxable year ended December 31, 2014 and further believes that it has appropriate procedures in place to maintain ongoing qualification.

In addition, Hunton & Williams LLP will be issuing an opinion to the effect that KREF qualified to be taxed as a REIT under the federal income tax laws for its taxable years ended December 31, 2014 through December 31, 2016 and its organization and current and proposed method of operation will enable it to continue to qualify as a REIT for its taxable year ending December 31, 2017 and thereafter.  A draft of such opinion is attached as Annex B to this letter.

Prospectus Summary, page 1

8.                                      Please include disclosure regarding the compensation and other forms of compensation and benefits to be received, directly or indirectly, by affiliated persons, including in the case of underwriters a comparison of the aggregate compensation to be received by them with the aggregate net proceeds from the sale of the securities being registered. Please see Item 3(b)(4) of Form S-11.

In response to the Staff’s comment, KREF has revised the disclosure on page 222 to include a description of the compensation to be received by KKR Capital Markets LLC, an affiliate of KREF and an underwriter in the offering.  KREF advises the Staff that no other affiliated persons will receive compensation or benefits, directly or indirectly, from the sale of the common stock being registered.

Our Competitive Strengths

Diversified, Performing Portfolio Demonstrates Execution of Investment Strategy

9.                                      We note your disclosure under this heading and on pages 92 and 126. Please expand your disclosure to discuss how your target portfolio will differ from your current portfolio.

In response to the Staff’s comment, KREF has revised the disclosure on pages 8, 91 and 128 to discuss how its target portfolio will differ from its current portfolio.

Our Management Agreement

Incentive Compensation, page 18

10.                               Given the complexity of the incentive compensation calculation, please consider including a hypothetical example in your prospectus.

In response to the Staff’s comment, KREF has expanded the disclosure on pages 160-161 to include a hypothetical calculation of the incentive compensation.  On page 18, KREF has included a cross-reference to such calculation.

Conflicts of Interest and Related Parties, page 20

11.                               We note your disclosure on page 20 that your Manager will allocate investment opportunities among you and one or more KKR funds in accordance with your Manager’s investment allocation policy and procedures. Please expand upon your disclosure to provide a summary of such allocation policy and procedures. Please also expand your disclosure to state the number and size of KKR funds that have investment guidelines that overlap with your investment guidelines.

In response to the Staff’s comment, KREF has expanded the disclosure on pages 20-21 and 165-166 to provide a summary of the allocation policy of its Manager, KKR Real Estate Finance Manager LLC (the “Manager”), and its affiliates.  In addition, KREF has included in this expanded disclosure the number and size of funds of KKR & Co. L.P. (together with its subsidiaries, “KKR”) with investment objectives or guidelines that overlap with KREF’s.

Risk Factors

Risks Relating to Our Relationship with Our Manager and Its Affiliates, page 55

12.                               We note that the underwriter, KKR Capital Markets LLC, is an affiliate of KKR, including KKR Fund Holdings. Please revise your risk factor disclosure to discuss the conflict in the performance of the underwriter’s due diligence inquiries under the Securities Act.

KREF acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe there is a conflict in the performance of the underwriters’ due diligence inquiries under the Securities Act such that risk factor disclosure would be appropriate.  In addition to KKR Capital Markets LLC, KREF intends that there will be a full underwriting syndicate with several unaffiliated underwriters serving as additional managing underwriters and bookrunners in the offering and identified in a subsequent amendment to the Draft Registration Statement or publicly filed registration statement relating to the offering.  Furthermore, KREF intends that one or more of these unaffiliated underwriters will act as lead underwriter or underwriters with respect to due diligence inquiries, among other matters.  Therefore, although KKR Capital Markets LLC is an underwriter in the offering and an affiliate of KKR, including KKR Fund Holdings L.P., KREF does not believe that there is a conflict in the performance of the underwriters’ due diligence inquiries under the Securities Act constituting a significant risk under Item 503(c) of Regulation S-K.

Our Manager maintains a contractual as opposed to a fiduciary relationship…, page 55

13.                               We note that KKR Real Estate Finance Manager LLC is listed as a relying adviser on Kohlberg Kravis Roberts & Co. L.P.’s Form ADV, dated May 13, 2016. In light of this relationship, please provide us with an analysis as to why KKR Real Estate Finance Manager LLC maintains a contractual, as opposed to a fiduciary relationship, with you.

In response to the Staff’s comment, KREF has removed the sentence “Our Manager maintains a contractual as opposed to a fiduciary relationship with us.”

Use of Proceeds, page 80

14.                               We note your disclosure that on January 10, 2017 you made a $40.0 million commitment to an aggregator vehicle. We further note your disclosure on page 103 that you have future capital commitments of $156 million. Please revise your Use of Proceeds disclosure to include these commitments or tell us why you are not required to do so. Please refer to Note 2 to Item 504 of Regulation S-K.

As of December 31, 2016, KREF had cash on hand of $96.2 million and undrawn capital commitments of $355.3 million, which will be fully drawn prior to the offering.  KREF believes that its cash on hand and capital commitments are sufficient to satisfy its $40.0 million commitment to an aggregator vehicle and future funding obligations of $163.9 million as of December 31, 2016 regardless as to whether or when the offering is completed.  Because KREF does not intend to use the proceeds of the offering to satisfy these commitments, it does not believe it is required to include these commitments in its disclosure regarding the use of proceeds of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Portfolio, page 90

15.                               To the extent applicable, please expand your disclosure to provide the credit quality of your investments or advise.

In response to the Staff’s comment, KREF has expanded the disclosure on pages 92-94 to provide more information on the credit quality of its investments.

16.                               We note that your CMBS B-Pieces have been excluded from your presentation of “Property Type” and “Geography.” For your CMBS B-Pieces, please provide disclosure regarding the types of collateral underlying such securities and the geographic diversification of such collateral or advise.

In response to the Staff’s comment, KREF has included disclosure regarding the types of collateral underlying its CMBS B-Piece investments and the geographic diversification of such collateral on pages 8, 91 and 128.

Subsequent Events, page 94

17.                               We note that on January 10, 2017 you committed to invest in an entity that you describe as an aggregator vehicle. However, the stated investment strategy of this entity appears inconsistent with the term “aggregator”. Please clarify whether this entity will only invest in securities created and issued by third parties or whether it will also acquire mortgages that it will then securitize.

In response to the Staff’s comment, KREF has revised the disclosure on page 94 to clarify that the aggregator vehicle will only invest in securities created and issued by third parties and will not directly acquire mortgages that it will then securitize.

18.                               We note your disclosure of the $40.0 million commitment to invest in an aggregator vehicle. Please expand your disclosure regarding the operations of the aggregator vehicle. For example, please disclose who has investment control and whether your Manager will have any investment discretion over the funds in the aggregator vehicle. In addition, please disclose what types of investments may be allocated to you that are outside of your primary investment strategy, the leverage policy of the aggregator vehicle and any fees associated with this investment.

In response to the Staff’s comment, KREF has expanded its disclosure on page 94 regarding the operations of the aggregator vehicle.

Liquidity and Capital Resources

Consolidated Debt Obligations, page 99

19.                               Please include the impact of swaps or other hedges for the covered period in your weighted average funding cost or advise us as to why the inclusion of such impact is not necessary.

KREF advises the Staff that it did not include the impact of swaps or other hedges in the weighted average funding cost presented in the table of consolidated debt obligations on page 99 because it did not utilize any swaps or other hedges during the years ended December 31, 2016 and 2015.

20.                               Please provide disclosure regarding the extent of your hedging activities and the extent of the gap between the duration of your swaps and your assets or liabilities or tell us why this disclosure is not material.

KREF advises the Staff that it did not include disclosure regarding the extent of its swap or hedging activities because it did not utilize any swaps or other hedges during the years ended December 31, 2016 and 2015.

Master Repurchase Agreements, page 99

21.                               We note your disclosure regarding the “credit mark” feature contained in your master repurchase facilities. Please expand your disclosure regarding the material provisions of your master repurchase agreements to disclose, to the extent applicable, who calculates the collateral value and discuss how and what triggers margin calls. Please also disclose your period end weighted average haircut.

In response to the Staff’s comment, KREF has expanded its disclosure on page 100 regarding the material provisions of its master repurchase agreements to disclose which party calculates the collateral value and how margin calls are triggered.  KREF has also disclosed its period end weighted average haircut on pages 99 and 100.

Cash Flows

Cash Flows from Operating Activities, page 102

22.                               We note the table on page 102 in which you disclose Management Fees to Affiliate, Incentive Compensation to Affiliate and General and Administrative Expenses for the nine months ended September 30, 2016 and 2015. We also note that the amounts disclosed on page 102 for these line items appear different than the amounts disclosed on pages 95 and F-40 for the same line items and for the same periods. Please reconcile these apparent discrepancies or provide us with a detailed analysis as to why such reconciliation is not necessary.

With respect to the results of operations disclosure on page 95 and the statements of operations on page F-4, KREF respectfully advises the Staff that it accrues amounts owed pursuant to the management agreement in the period in which such amounts are earned by the Manager as well as general and administrative expenses in the period in which economic benefits are consumed or lost.

In contrast to the accrual basis of presentation used in the results of operations and statements of operations, the disclosure on page 103 reflects the period in which KREF settled obligations related to “Management Fees to Affiliate,” “Incentive Compensation to Affiliate” and “General and Administrative Expenses” in cash.

For the Staff’s convenience, the following table illustrates the activities related to “Management Fees” and “Incentive Compensation” due to affiliates for the year ended December 31, 2016 on page F-36 using amounts disclosed on pages 95, 103, F-4 and F-35:

		Year Ended(A) December 31, 2016
	December 31, 2015	Accrued Expense	Cash Paid	December 31, 2016
Management Fees	$764	$5,934	$(5,082)	$1,616
Incentive Compensation	131	365	(496)	—

(A)            Comparable amounts disclosed on pages 95, 102, F-40, and F-69 of the Draft Registration Statement:

		Nine Months Ended September 30, 2016
	December 31, 2015	Accrued Expense	Cash Paid	September 30, 2016
Management Fees	$764	$4,088	$(3,469)	$1,383
Incentive Compensation	131	365	(496)	—

Quantitative and Qualitative Disclosures About Market Risk, page 109

23.                               Please expand the disclosure related to market risk inherent in your investments by providing a quantitative analysis that complies with one of the three disclosure alternatives described in Item 305 of Regulation S-K.

In response to the Staff’s comment, KREF has expanded its disclosure on page 110 to quantify the market risk inherent in KREF’s investments.

Business

Our Financing Strategy

Syndication, page 133

24.                               Please explain to us how syndication, as described on page 132, creates leverage.

As part of KREF’s mortgage financing strategy, KREF anticipates using both direct and structural leverage.  The revised diagram on page 133 illustrates the capital structures of KREF’s levered senior mortgage loans.  In each case, KREF originates a senior mortgage loan, with the sponsor’s equity subordinate to such loan.  When using direct leverage, KREF uses advances from its repurchase facilities to finance a portion of the investment, which is secured by a first-mortgage lien on the underlying property.  When using structural leverage, KREF syndicates a portion of the loan, meaning it splits the loan into two or more interests and sells the senior interest or interests to third-party lenders and retains the subordinated interest or interests for its own portfolio, typically structured in the form of a mezzanine loan.  This subordinated interest is secured by a pledge of 100% of the equity ownership interests in the owner of the underlying property.  As illustrated in the diagram on page 133, in both capital structures, KREF’s equity exposure and the leverage with respect to the original senior mortgage loan are generally similar.  KREF has revised its disclosure on pages 132-133 to further explain how syndication creates leverage.

Management

Composition of the Board of Directors Upon Completion of this Offering, page 144

25.                               We note your disclosure on page 1 that all of your committed capital will be fully drawn prior to the completion of your offering. We also note your disclosure on page 144 which states that “[u]pon completion of this offering, two of our existing, unaffiliated investors will each have the right to nominate one director to our board of directors subject to the investors each maintaining a certain aggregate capital commitment in our company.” Given your disclosure that all of your committed capital will be fully drawn prior to the completion of your offering, please clarify whether the right of such existing unaffiliated investors to nominate one director to your board will remain in existence following the completion of your offering. In addition, please revise to provide expanded disclosure regarding the arrangement between you and such unaffiliated investors. For example purposes only, please provide the names of the unaffiliated investors that have the right to nominate this director and disclose the capital commitments that these investors must maintain. Please see Item 401(a) of Regulation S-K.

In response to the Staff’s comment, KREF has revised the disclosure on page 145 to clarify that the right of each such existing unaffiliated investor to nominate one director to KREF’s board of directors will remain in existence following the completion of the offering.  In addition, KREF has revised the disclosure on page 145 to provide expanded disclosure regarding the arrangement between KREF and such unaffiliated investors.

Executive and Director Compensation

Executive Compensation, page 146

26.                               We note that you intend to reimburse your Manager for personnel costs, including for the compensation paid to your Chief Financial Officer. Please specifically disclose whether you will reimburse your Manager for the salaries and benefits to be paid to your other named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the Manager, break out the amounts paid pursuant to the management fee, incentive compensation and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

In response to the Staff’s comment, KREF has revised the disclosure on page 147 to clarify that KREF does not reimburse its Manager for the salaries and benefits to be paid to KREF’s other named executive officers.  In addition, KREF has revised the disclosure on page 147 to identify the amount of fees paid to the Manager for the year ended December 31, 2016, breaking out the amounts paid pursuant to the management fee, incentive compensation and the reimbursement provision, and has identified within reimbursements the amount that represents KREF’s reimbursement for the salary and benefits earned by KREF’s Chief Financial Officer in 2016.  KREF further advises the Staff that, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, it will disclose the amount of fees paid to the Manager, breaking out the amounts paid pursuant to the management fee, incentive compensation and the reimbursement provision, and within reimbursements will specify any amounts specifically reimbursed for salaries or benefits of a named executive officer.

27.                               We note that William B. Miller has been your Chief Financial Officer since October 2015. Please revise your disclosure to provide compensation information for Mr. Miller for each of your last two completed fiscal years. Please see Item 402(n) of Regulation S-K.

In response to the Staff’s comment, KREF has revised the disclosure on page 148 to include compensation information for its Chief Financial Officer for the last completed fiscal year.  KREF advises the Staff that it was not a reporting company pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, at any time prior to or during the year ended December 31, 2016 and was not required provide information in response to a Commission filing requirement prior to or during 2016.  Accordingly, KREF believes that, pursuant to Instruction 1 to Item 402(c) of Regulation S-K, it is only required to provide compensation information for Mr. Miller for the last completed fiscal year.

2016 Omnibus Incentive Plan, page 148

28.                               With a view toward disclosure, please revise here and elsewhere to discuss the reasons for awarding compensation to the directors, officers and employees of your Manager and its affiliates under your 2016 Omnibus Incentive Plan in light of the management fee and incentive compensation that is already payable to your Manager.

In response to the Staff’s comment, KREF has revised the disclosure on pages 147 and 148 to discuss the reasons for awarding compensation to the directors, officers and employees of KREF’s Manager and its affiliates under KREF’s 2016 Omnibus Incentive Plan.

Our Manager and the Management Agreement

Management Agreement

Reimbursement of Expenses, page 161

29.                               We note the expense reimbursement provision of your management agreement disclosed on pages 159 and 160. Please revise your disclosure here and in the Summary to disclose the total amount of documented costs and expenses incurred to date on your behalf and the estimate of the total costs you expect to reimburse. Please also revise your disclosure to clarify the expenses for which your Manager is not reimbursed. Given the expense reimbursement provision, it appears as though services that your Manager outsources will be reimbursable expenses. If true, please update your disclosure to detail the services that your Manager expects to outsource to third parties and the services it expects to perform with its own employees.

In response to the Staff’s comment, KREF has revised the disclosure on pages 19 and 163 to disclose the total amount of its Manager’s and its affiliates’ documented costs and expenses incurred on KREF’s behalf from October 2, 2014 (commencement of operations) through December 31, 2016 and an estimate of the total costs and expenses KREF expects to reimburse its Manager and its affiliates for the year ended December 31, 2017.  KREF has also revised the disclosure on page 163 to clarify the expenses for which its Manager and its affiliates are not reimbursed.  In addition, KREF has updated the disclosure on page 157 to detail the services that its Manager expects to outsource to third parties and the services that its Manager expects to perform with its own employees.

Shares Eligible for Future Sale, page 186

30.                               Please disclose the approximate number of holders of each class of common equity as of the latest practicable date. Please see Item 201(b)(1) of Regulation S-K.

In response to the Staff’s comment, KREF has revised the disclosure on page 176 to disclose the number of holders of its common stock as of the latest practicable date.

Underwriting, page 219

31.                               We note your disclosure on page 216 that the underwriters may engage in stabilizing transactions. We further note your disclosure on page 217 that KKR Capital Markets LLC is an affiliate of KKR, including KKR Fund Holdings, which owns the one share of your special voting preferred stock and accordingly controls a majority of the voting power of shares eligible to vote in the election of your directors. Please advise if KKR Capital Markets LLC intends to conduct stabilizing transactions. To the extent KKR Capital Markets LLC does not intend to conduct stabilizing transactions, please revise your disclosure accordingly.

KREF advises the Staff that KKR Capital Markets LLC does not intend to conduct stabilizing transactions and that it has revised the disclosure on page 221 accordingly.  As described above, however, KREF intends that several unaffiliated underwriters will be participating in the offering.  These underwriters may engage in stabilizing transactions as described on page 221.

Index to Financial Statements

Notes to Consolidated Financial Statements December 31, 2016

Note 10. Fair Value of Financial Instruments

Valuation Methodologies, page F-40

32.                               We note that beginning in March of 2016 your valuation methodology for CMBS changed and that you now obtain prices from an independent valuation firm. Please clarify whether your policy is to accept the prices from the independent valuation firm as is, or if you apply any adjustments to such prices. Also tell us what procedures, if any, you have for reviewing the inputs and models used by the independent valuation firm.

Valuations for KREF’s CMBS B-Piece investments are prepared using inputs from an independent valuation firm and confirmed via non-binding quotes from two or more broker-dealers that actively make markets in CMBS.  KREF uses the unadjusted prices obtained from the independent valuation firm unless a quotation is not available or is determined to be unreliable or an inadequate representation of the fair value of the security.  In such cases, valuations are based on non-binding broker quotes or other similar external valuation sources if available.

Prior to each quarter end, KREF receives preliminary prices from the valuation firm for each CMBS B-Piece in the portfolio.  KREF then reviews each price and compares it to the most recent mid-market quotes received from broker-dealers to confirm consistency.  Shortly after each quarter end, KREF receive final prices from the valuation firm and again reviews each price and compares it to the most recent mid-market quotes received from broker-dealers to confirm consistency.

KKR’s Real Estate Valuation Committee is directly responsible for the valuations of KKR’s real estate assets, including KREF’s.  The Real Estate Valuation Committee ensures consistency in the application of valuation principles from period to period and across real estate asset classes, where appropriate.  Specifically, the Real Estate Valuation Committee reviews valuation analyses, relevant inputs and assumptions, requests additional information if necessary and approves valuations prior to finalization.  KKR’s Global Valuation Committee has general oversight over each of KKR’s business-specific valuation committees, including the Real Estate Valuation Committee.  The Global Valuation Committee is responsible for ensuring transparency and consistency, where appropriate, across the various valuation committees and policies, and reviewing outliers and anomalies, including any disputed or contested valuations.   On an annual basis, KKR conducts a review of its third-party valuation providers, which includes a review of each provider’s qualifications to provide the valuation, the methodology employed and an assessment of the reputation and reliability of the provider.

33.                               We note that you engage an independent valuation firm to express an opinion on the fair value of commercial mortgage loans and preferred equity investments in your portfolio. Please tell us the process you follow to determine the fair value of your investments in the event that management’s estimate of fair value is not corroborated by the independent valuation firm.

On a quarterly basis, KREF engages an independent valuation firm to provide an opinion on the fair value of each commercial mortgage loan and preferred equity investment in KREF’s portfolio.  The independent valuation firm provides its opinion on the fair value of each investment in the form of a range, and management selects a value within the range provided, generally the midpoint, to assess the reasonableness of management’s estimated fair value for the investment.

As part of this valuation process, management provides the independent valuation firm with all relevant investment updates, reviews the valuation firm’s methodology and the accuracy of all inputs, with the process culminating in a final opinion of the valuation firm on the fair value of each investment in the form of a range.

In the event that management’s estimate of fair value differs from the opinion of fair value provided by the independent valuation firm and there is a compelling justification for a point other than the midpoint, management may select and use one of the endpoints or quartile points so long as management believes well-documented support exists for such value.

In the event that management’s estimate of fair value differs from the opinion of fair value provided by the independent valuation firm and there is a compelling justification for a valuation outside of the range provided, management may request the relevant investment personnel of the Manager to prepare an alternative valuation to that provided by the valuation firm, which valuation is delivered to management with a supporting memorandum and documentation (a “Positive Assurance Valuation”).  The Positive Assurance Valuation is then provided to the independent valuation firm for review, with the objective of the valuation firm providing positive assurance that management’s inputs and results are reasonable.

The valuation of KREF’s commercial mortgage loans and preferred equity investments are also subject to review and oversight by KKR’s Real Estate Valuation Committee and Global Valuation Committee as described above in response to comment 32.

Item 33. Recent Sales of Unregistered Securities, page II-1

34.                               We note your disclosure that in January 2015, you issued 125 shares of your series A preferred stock to certain unaffiliated third parties at a price of $1,000.00 per share, and that no placement agent was involved in this private placement. We also note that on January 28, 2015 you filed a Form D disclosing that you sold equity securities for an aggregate offering price of $125,000 and, in connection with such offering, you paid sales commissions in an estimated amount of $6,250. Please revise your disclosure regarding the unregistered offering you conducted in January 2015 to include the information required by Item 701 of Regulation S-K or provide us with an analysis as to why such revisions are not necessary.

In response to the Staff’s comment, KREF has revised the disclosure on page II-1 regarding the unregistered offering it conducted in January 2015 to include the name of the placement agent and the fee it received in connection with the placement.

Exhibit Index, page II-8

35.                               We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file draft copies on EDGAR as correspondence.

Attached as Annex A and Annex B to this letter are draft forms of the legal opinions that KREF anticipates filing with a subsequent pre-effective amendment.  In addition, KREF has filed certain exhibits in this Amendment No. 1.  KREF respectfully advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments.  KREF acknowledges that the Staff requires a reasonable amount of time for review.

*         *         *        *         *

Please do not hesitate to call Joseph H. Kaufman at 212-455-2948 with any questions or further comments you may have regarding this submission or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:             Securities and Exchange Commission

Bryan Hough, Esq.

Bill Demarest

Kristi Marrone

KKR Real Estate Finance Trust Inc.

Christen E.J. Lee

William B. Miller

Clifford Chance US LLP

Jay L. Bernstein, Esq.

Andrew S. Epstein, Esq.

Annex A

DRAFT FORM OF OPINION OF VENABLE LLP

[•], 2017

KKR Real Estate Finance Trust Inc.

9 West 57th Street

New York, New York 10019

Re:                             Registration Statement on Form S-11
                                                                                                                                                Commission File No 333-[•]

Ladies and Gentlemen:

We have served as Maryland counsel to KKR Real Estate Finance Trust Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of the issuance and sale of up to [•] shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”), including up to [•] shares of Common Stock which the underwriters in the Offering (as defined herein) have the option to purchase, in the underwritten initial public offering (the “Offering”) of the Common Stock covered by the above-referenced Registration Statement, and all amendments thereto (collectively, the “Registration Statement”), to be filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1.                                      The Registration Statement and the Prospectus included therein, substantially in the form in which they will be transmitted to the Commission for filing under the Securities Act;

2.                                      The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.                                      The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4.                                      A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5.                                      Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to, among other matters, the registration and issuance of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6.                                      A certificate executed by an officer of the Company, dated as of the date hereof; and

7.                                      Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.                                      Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.                                      Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.                                      Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and each such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.                                      All Documents submitted to us as originals are authentic.  The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered.  All Documents submitted to us as certified or photostatic copies conform to the original documents.  All signatures on all Documents are genuine.  All public records reviewed or relied upon by us or on our behalf are true and complete.  All representations, warranties, statements and information contained in the Documents are true and complete.  There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5.                                      The Shares will not be issued or transferred in violation of any restriction or limitation contained in Article VI of the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.                                      The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.                                      The issuance of the Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Registration Statement, the Resolutions and any other resolutions adopted by the Board or any duly authorized committee thereof relating thereto, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law.  We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers or the laws, codes or regulations of any municipality or other local jurisdiction.  To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.  The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated.  We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein.  In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

Annex B

DRAFT FORM OF OPINION OF HUNTON & WILLIAMS LLP

[           ], 2017

KKR Real Estate Finance Trust Inc.

9 West 57th Street

New York, NY 10019

KKR Real Estate Finance Trust Inc.

Qualification as

Real Estate Investment Trust

Ladies and Gentlemen:

We have acted as tax counsel to KKR Real Estate Finance Trust Inc., a Maryland corporation (the “Company”), in connection with the preparation of a registration statement on Form S-11 filed with the Securities and Exchange Commission on [         ], 2017, as amended through the date hereof (the “Registration Statement”), with respect to the offer and sale of up to [   ] shares of common stock, $0.01 par value per share, of the Company.  You have requested our opinion regarding certain U.S. federal income tax matters.

In giving this opinion letter, we have examined the following:

1.                                      the Registration Statement and the prospectus (the “Prospectus”) filed as part of the Registration Statement;

2.                                      the Company’s Articles of Amendment and Restatement, dated as of February 12, 2016;

3.                                      the Company’s Articles Supplementary, dated as of October 18, 2016;

4.                                      the Company’s Articles of Amendment, dated as of January 12, 2017;

5.                                      the Company’s Bylaws, dated as of February 12, 2016;

6.                                      the Amended and Restated Agreement of Limited Partnership of KKR Real Estate Finance Holdings L.P., dated as of October 8, 2015; and

7.                                      such other documents as we have deemed necessary or appropriate for purposes of this opinion.

In connection with the opinions rendered below, we have assumed, with your consent, that:

1.                                      each of the documents referred to above has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;

2.                                      during its taxable year ending December 31, 2017 and future taxable years, the Company has operated and will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the “Officer’s Certificate”), true for such years;

3.                                      the Company will not make any amendments to its organizational documents after the date of this opinion that would affect the Company’s qualification as a real estate investment trust (a “REIT”) for any taxable year; and

4.                                      no action will be taken by the Company after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations contained in the Officer’s Certificate.  We are not aware of any facts that are inconsistent with the representations contained in the Officer’s Certificate.  Where the factual representations in the Officer’s Certificate involve terms defined in the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have reviewed with the individual making such representations the relevant provisions of the Code, the applicable Regulations, the published rulings of the Service, and other relevant authority.

Based solely on the documents and assumptions set forth above and the representations set forth in the Officer’s Certificate, and the factual matters discussed in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” (which is incorporated herein by reference), we are of the opinion that:

(a)         the Company qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Code for its taxable years ended December 31, 2014 through December 31, 2016, and the Company’s organization and current and proposed method of operation will enable it to continue to qualify as a REIT under the Code for its taxable year ending December 31, 2017 and thereafter; and

(b)         the descriptions of the law and the legal conclusions contained in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” are correct in all material respects.

We will not review on a continuing basis the Company’s compliance with the documents or assumptions set forth above, or the representations set forth in the Officer’s Certificate.  Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT.  Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all the facts referred to in this opinion letter or the Officer’s Certificate.

The foregoing opinions are based on current provisions of the Code, the Regulations, published administrative interpretations thereof, and published court decisions.  The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification.  No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality.  We undertake no obligation to update the opinions expressed herein after the date of this letter.  This opinion letter speaks only as of the date hereof.  Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the references to Hunton & Williams LLP under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus.  In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

Very truly yours,